BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attn:        Edwin Adames

Senior Staff Accountant

Re:                                         Investors Financial Services Corp.

Form 10-K for the year ended December 31, 2004

File No. 0-26996

                This letter is being furnished on behalf of Investors Financial Services Corp (the “Company”) to acknowledge the Company’s receipt of the letter dated May 6, 2005 (the “Letter”) from Amit Pande, Assistant Chief Accountant, of the Staff of the U.S. Securities and Exchange Commission to John N. Spinney, Senior Vice President and Chief Financial Officer, of the Company.  As follow up to our telephone conversation on May 9, 2005, the Company hereby requests an extension to the 10 business day response period in the Letter and proposes to furnish a response to the Letter on or before June 8, 2005.

                Please telephone me at 617-951-8124 if you object to the Company’s response date, or if you have questions or comments regarding the foregoing.

Sincerely,

/s/ Steven C. Browne

Steven C. Browne

cc:	Amit Pande, Assistant Chief Accountant, U.S. Securities and Exchange Commission
Kevin J. Sheehan, Chairman and Chief Executive Officer, Investors Financial Services Corp.
John N. Spinney, Jr., Senior Vice President and Chief Financial Officer, Investors Financial Services Corp.
John E. Henry, Senior Vice President and General Counsel, Investors Financial Services Corp.